EXHIBIT 22
Guarantor and Subsidiary Issuer of Registered Guaranteed Securities

Securities	Guarantor
Morgan Stanley Finance LLC (“MSFL”) issues, from time to time, its Series A senior debt securities under the MSFL Senior Debt Indenture dated February 16, 2016 that are each fully and unconditionally guaranteed by Morgan Stanley. Of those issuances, the Global Medium-Term Notes, Series A, Fixed Rate Step-Up Senior Notes Due 2026 are currently listed on the New York Stock Exchange.
Morgan Stanley